

January 30, 2013

Via E-mail
Ms. Beverly A. Cummings
Chief Financial Officer
PrimeEnergy Corporation
9821 Katy Freeway
Houston, Texas 77024

     Re: **PrimeEnergy Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed March 29, 2012
             Response Letter Dated December 20, 2012
             File No. 0-07406

Dear Ms. Cummings:

We have reviewed your filing and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Properties, page 16

Oil and Gas Production, page 17

1.   We have read your reply to comment 2 of our December 4, 2012 letter, asking that you disclose whether you are selling "wet gas" or natural gas liquids and dry gas, in order to clarify the reason(s) your 2011 received natural gas price is significantly higher than the 2011 average Henry Hub benchmark. You advised that you sold wet gas but did not propose any revisions. Expand your disclosure to indicate that you sell "wet gas" and address its effect on your received price.

Reserves, page 18

2.   We note that although we had asked you to disclose various information about your proved undeveloped (PUD) reserves in prior comment 4, the revisions you propose continue to exclude separate figures for material changes caused by revisions, improved recovery, acquisition/divesture, and extensions/discoveries. We see that you present this type of information for all proved reserves in a table on page F-21. However, the material changes in PUD reserves that you are required to disclose to comply with Item 1203(b) of Regulation S-K should be presented on a similar basis. Please further modify your proposed future disclosure to quantify PUD reserve changes due to revisions, improved recovery, acquisition/divestiture and extensions/discoveries.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 22

3.   We note your response to prior comment 5, and re-issue such comment. Please disclose your capital expenditures budget for 2012. Please refer to Item 303(a)(2) of Regulation S-K. For guidance concerning this disclosure requirement, see SEC Release No. 34-26831, Part III.B (May 18, 1989). If you have not determined such budget at the time of your filing, please disclose such information in your filing.

Financial Statements

Supplementary Information, page F-20

Capitalized Costs Relating to Oil and Gas Producing Activities, page F-20

4.   We note your proposed disclosure in Exhibit A responding to prior comment 6. If the amounts on the first two lines of your table relate to proved properties, please modify the captions to clarify (e.g., you may label these lines as *proved* developed properties and *proved* undeveloped properties).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang (Staff Accountant) at (202) 551-3687 or Karl Hiller (Branch Chief) at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey (Petroleum Engineer) at (202) 551-3704 with questions about engineering comments. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Laura Nicholson (Staff Attorney) at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director